Annual Report

Cover Page

Name of issuer:

Fan Owned Club, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/6/2019

Physical address of issuer:

4100B Wyoming Avenue
Nashville TN 37209

Website of issuer:

https://www.fanownedclub.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,919,749.00	$2,023,393.00
Cash & Cash Equivalents:	$33,618.00	$30,432.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$795,361.00	$660,351.00
Long-term Debt:	$245,500.00	$250,000.00
Revenues/Sales:	$10,379.00	$0.00
Cost of Goods Sold:	$3,667.00	$14,468.00
Taxes Paid:	$5,061.00	$9,250.00
Net Income:	($329,814.00)	($260,614.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Fan Owned Club, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Late to file C-AR.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
David Herman	Marketing	Fan Owned Club	2022
Andy Williams	Coach and Scout	Real Salt Lake	2020
Ken Neal	President	Alliance Sports Managment, Inc.	2020
David Crouch	CEO	Slatwall Commerce	2020
Gerald (Trey) Fitz-Gerald III	Marketing and Communications	Real Salt Lake	2019
Steve Paris	President	Fan Owned Club, Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ken Neal	Director	2020
Gerald (Trey) Fitz-Gerald III	Secretary	2019
Steve Paris	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
	No principal security holders.	

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Economic conditions could adversely affect the profitability of some or all of our businesses.

Turmoil in the financial markets could adversely affect economic activity in both Europe and in the United States. Our operations and performance depend significantly on worldwide economic conditions. The attendance of a sporting event and purchase of merchandise is discretionary, and the purchase of these items may be easily deferrable by consumers should the financial wherewithal of consumers not justify such purchases.

An uncertain worldwide economic environment could cause the reported financial information not to be necessarily indicative of future operating results or of future financial condition. The economic environment could affect our business in a number of direct and indirect ways including: the record of the team, thus effecting the popularity of events and merchandise; the likeability of our team; the increase in popularity of minor soccer clubs on a global and local level; changes in currency exchange rates; tightening of credit markets; and business disruptions due to difficulties experienced by suppliers (for our merchandise) and customers.

Our products face intense competition, and if we cannot compete successfully in our industry, and within our product lines, we could lose market share and our business could be adversely affected.

The markets for minor league sports teams are highly competitive and we face competition from a number of sources. Competition is primarily based on brand name recognition, the team's record, the players the team attracts, the stadium and its features, the reach of the team beyond the local market, and the increase (or decrease) in the popularity of the sport of soccer. We will compete with not only other minor league soccer clubs, but also will compete with other sports and their popularity. Other soccer club competitors are significantly larger and have greater financial resources than we do. To compete effectively, we must (1) build the image of our brand and our reputation in our core markets; (2) be flexible and innovative in responding to changing market demands on the basis of brand image; (3) keep pace with rapid changes in marketing strategies; and (4) offer fans opportunities to interact with the team. The purchasing decisions of fans for either tickets or merchandise, are highly subjective and can be influenced by many factors, such as brand image, marketing programs and the team's record. Several of our competitors enjoy substantial competitive advantages, including greater financial resources for competitive activities, such as sales and marketing and strategic acquisitions. The number of our direct competitors and the intensity of competition may increase as we expand. Our competitors also may be able to respond more quickly and effectively than we can to new or changing opportunities, standards or fan preferences. Our results of operations and market position may be adversely impacted by our competitors and the competitive pressures in the sporting apparel, sporting merchandise and live or televised sporting events.

Increased competition in the markets for our products may cause us to reduce our prices to customers, which would cause our gross margin to decline if we are unable to offset price reductions with comparable reductions in our product costs. If our gross margin declines, our profitability could decline and we could incur operating losses that we may be unable to fund or sustain for extended periods of time, if at all. We cannot assure you that additional competitors will not enter our existing markets or that we will be able to compete successfully against existing or new competition.

Our failure to maintain or renew key agreements or changes in league or region policies could adversely affect our ability to distribute our media content which could adversely affect our ability to engage our international fans and fan owners and impact operating results.

Our failure to retain or continue to recruit key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment, which could adversely affect our operating results.

Our success depends, in large part, upon our ability to recruit, train and retain athletes and staff who have the physical presence, athletic ability, and personality for our soccer club brand. We cannot guarantee that we will be able to continue to identify and train these athletes. Also, athletes that are more talented will come at a higher price. We may not be able to pay the price that such talented athletes demand. Additionally, we cannot guarantee that we will be able to retain our current players or team staff, such as coaches, either during the terms of their contracts or when their contracts expire. Our failure to attract and retain key players and successful coaches, an increase in the costs required to attract and retain such players or coaches, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key players could lead to a decline in the popularity of our brand. Any of the foregoing issues could adversely affect our operating results.

A decline in the popularity of club soccer, including as a result of changes in the social and political climate, could adversely affect our business.

Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Our programming is created to evoke a passionate response from our fans. Changes in our fans' tastes or a material change in the perceptions of our business partners, including sponsors and licensees, whether as a result of the social and political climate or otherwise, could adversely affect our operating results.

We face uncertainties associated with international markets, which could adversely affect our operating results and impair our business strategy.

We will be operating, largely, in Austria and within the continent of Europe. Cultural norms and regulatory frameworks vary in the markets in which we operate and our products' nonconformance to local norms or applicable law, regulations or licensing requirements could interrupt our operations or affect our sales, viewership and success in the markets. Operations overseas subjects us to numerous risks involved in foreign travel and operations and also subjects us to local norms and complex regulations (including visa obligations) in the event we recruit foreign players or executives. In addition, the licensing and/or sale of our goods and services in international markets expose us to some degree of currency risk. International operations may be subject to political instability inherent
in varying degrees in those markets, terrorism and wars. Other risks relating to foreign operations include difficulties and costs associated with staffing and managing foreign operations, management distraction, new and different sources of competition, compliance with U.S. and international laws relating to, among other things, bribery, less favorable foreign intellectual property laws, laws relating to repatriation of funds, lower levels of Internet availability, complexity of VAT and other local tax laws, and data protection, consumer protection, censorship, licensing and other regulatory matters as well as possible reputational risks.
The GDPR applies to certain of our operations, and its provisions are far reaching, and noncompliance could result in significant fines, operational issues and/or harm to reputation. While we have committed significant financial and personnel resources toward compliance, no assurances can be provided that our efforts will be entirely successful. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets, which could adversely affect our business.

By Austrian federation regulation, we have a minority share (49.9%) of the GmbH that operates FCPS. Majority (50.1%) share is owned by a not for profit Verein that has six members, five current and one open. All five current Verein members are among the top five shareholders of FOC. Two of the five current members of Verein are also officers of the Company: Steve Paris, our President; and Trey Fitz-Gerald, our Secretary. FOC also has the right to appoint the six Verein member, as well as one of the two co-Managing Directors of the FCPS.

We face uncertainties associated with COVID19 and gatherings of any number of people.

The world, including the entire continent of Europe and the United States America, are currently not allowing any gatherings of people including for sporting events. Sporting events worldwide and every other social engagement has been cancelled due to the outbreak of COVID19. It is uncertain when the ban on social gatherings in Europe will end and when sporting events will resume. This will most certainly have a negative impact on our season and will have a negative impact on potential revenues. To date, the Company has not generated any revenues. It is expected that the Company will not generate revenues for some time due to the lack of soccer season in Europe. Therefore, our timeline to generate income will be greater than previously expected and may be impacted by a year or more.

The team overall will be adversely affected if we cannot satisfy the standards established by testing and athletic governing bodies.

We expect that we will need to adhere to standards established by a number of regulatory and testing bodies, as well as by athletic organizations and governing bodies. We cannot provide any assurance that we will satisfy standards, athletic organizations and governing bodies or that existing standards will not be altered in ways that adversely affect our brands and the sales of our products, which has occurred in the past. Any failure to comply with applicable standards could have a material adverse effect on our business.

There is no market for our stock and for the foreseeable future, it is unlikely one will develop.

Prior to this offering, there has been no public market for shares of our preferred or our common stock. An active market may not develop following completion of this offering, or if developed, may not be maintained.

The seasonality of our sales may have an adverse effect on our operations and our ability to service our debt.

Our business is subject to seasonal fluctuations. This seasonality requires that we effectively manage our cash flows over the course of the year. If our sales were to fall substantially below what we would normally expect during particular periods, our annual financial results would be adversely impacted and our ability to service our debt may also be adversely affected. Accordingly, comparisons of quarterly information from our results of operations may not be indicative of our ongoing performance.

Our offering price is arbitrary and bears no relationship to our assets, earnings, or book value.

There is no current public trading market for the Company's stock and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per share. There can be no assurance that the offering price bears any relation to the current fair market value of the stock.

Our success is dependent on our ability to protect our worldwide intellectual property rights and if we are unable to enforce and protect our intellectual property rights, our competitive position may be harmed.

property rights, our competitive position may be harmed.

We will most likely rely on a combination of trademark and trade secret laws in the United States, Europe, and other jurisdictions and contractual restrictions, such as confidentiality agreements, to protect certain aspects of our business. We also enter into invention assignment agreements with our
employees and consultants. Our success depends in part on our ability to protect our trademarks from unauthorized use by others. If substantial unauthorized use of our intellectual property rights occurs, we may incur significant financial costs in prosecuting actions for infringement of our rights, as well as the loss of efforts by managers who must devote attention to these matters. We cannot be sure that our trademarks, or other protections such as confidentiality, will be adequate to prevent imitation by others. We may be unable to prevent third parties from using our intellectual property without our authorization, particularly in countries where we have not perfected our proprietary rights, where the laws or law enforcement practices do not protect our proprietary rights as fully as in the
United States, or where intellectual property protection is otherwise limited or unavailable. If we fail to obtain trademark protection or prevent substantial unauthorized use of our brands, we risk the loss of our intellectual property rights and competitive advantages we have developed, causing us to lose net sales and harm our business. Accordingly, we intend to devote substantial resources to the establishment and protection of our trademarks and continue to evaluate the registration of additional trademarks and service marks, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be approved, third parties may seek to oppose or otherwise challenge these registrations.

New shareholders will experience immediate dilution.

The net tangible book value of the preferred or converted common stock offered hereby will be substantially diluted below the offering price paid by investors. Therefore, new shareholders will experience immediate dilution.

We cannot assure that any thirdparty trademarks for which we have obtained licenses are adequately protected to prevent imitation by others. If those third-party owners fail to obtain or maintain adequate trademark protection or prevent substantial unauthorized use of the licensed intellectual property, we risk the loss of our rights under the thirdparty intellectual property and competitive advantages we have developed based on those rights. We cannot assure that our actions taken to establish and protect our brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their trademarks or other proprietary rights.

An investment in the shares is speculative and there can be no assurance of any return on any such investment

An investment in the Company's shares is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The shares are offered on a "best efforts" basis and the Company may not raise the maximum amount being offered

Since the Company is offering the shares on a "best efforts" basis, there is no assurance that the Company will sell enough shares to meet its capital needs. If you purchase shares in this offering, you will do so without any assurance that the Company will raise enough money to satisfy the full use of proceeds to Company which the Company has outlined in this Form C or to meet the Company's working capital needs.

We have no intention to pay cash dividends on our preferred or common stock for the foreseeable future.

We currently expect to retain future earnings, if any, to finance the growth and development of our business and do not anticipate paying any cash dividends for the foreseeable future. Therefore, you possibly will not receive any return on an investment in our preferred or converted common stock unless you sell your preferred or converted common stock for a price greater than which you paid for it.

You should be aware of the longterm nature of this investment

There is not now, and likely will not be in the near future, a public market, for the shares. Because the shares have not been registered under the securities act or under the securities laws of any state or nonunited states jurisdiction, the shares may have certain transfer restrictions. It is not currently
contemplated that registration under the securities act or other securities laws will be affected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for the shares in a private sale. You should be aware of the longterm nature of your investment in the Company. You will be required to represent that you are purchasing the securities for your own account, for investment purposes and not with a view to resale or distribution
thereof.

You will not have a vote or influence on the management of the Company

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase shares unless he or she is willing to entrust all aspects of management to the Company.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT
WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

If the maximum offering is not raised, it may increase the amount of longterm debt or the amount of additional equity it needs to raise.

There is no assurance that the maximum amount of shares in this offering will be sold. If the maximum offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders. Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this offering.

Because the Company does not have an audit or compensation committee, shareholders will have to rely on our directors to perform these functions

The Company does not have an audit or compensation committee comprised of independent directors or any audit or compensation committee. The board of directors performs these functions as a whole. No members of the board of directors are independent directors. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

The Company has made assumptions in its projections and in forwardlooking statements that may not be accurate

The discussions and information in this offering circular may contain both historical and "forwardlooking statements" which can be identified by the use of forwardlooking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forwardlooking statements. These forwardlooking statements include matters that are not historical facts. Forwardlooking statements involve risk and uncertainty because they relate to future events and circumstances. Forwardlooking statements contained in this offering circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the offering circular contains forwardlooking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss
of customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating
results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this offering circular or in other reports issued by us or by thirdparty publishers.

The Company has significant discretion over the net proceeds of this offering

The Company has significant discretion over the net proceeds of this offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this offering will prove optimal or translate into revenue or profitability for the Company. Investors are urged to consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Steve Paris and Gerald (Trey) Fitz-Gerald III are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	110,000,000	2,812,725	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Stephen Paris
Issue date	03/30/23
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 08/14/23
Interest rate	0.0% per annum
Maturity date	12/31/28
Current with payments	Yes

Convertible Note

Issue date	02/27/20
Amount	$50,000.00
Interest rate	5.0% per annum
Discount rate	10.0%
Valuation cap	$26,000,000.00
Maturity date	04/01/26

Convertible Note

Issue date	12/01/20
Amount	$50,000.00
Interest rate	12.0% per annum
Discount rate	10.0%
Valuation cap	$26,000,000.00
Maturity date	12/31/25

Convertible Note

Issue date	03/31/21
Amount	$50,000.00
Interest rate	20.0% per annum
Discount rate	10.0%
Valuation cap	$26,000,000.00
Maturity date	04/01/24

interest paid in equity

Convertible Note

Issue date	12/19/21
Amount	$50,000.00
Interest rate	10.0% per annum
Discount rate	10.0%
Valuation cap	$26,000,000.00
Maturity date	01/01/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2019	Section 4(a)(2)	Common stock	$412,000	General operations
2/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
12/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
12/2020	Section 4(a)(2)	Convertible Note	$50,000	General operations
3/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
10/2021	Regulation D, Rule 506(b)	Common stock	$37,500	General operations
12/2021	Section 4(a)(2)	Convertible Note	$50,000	General operations
4/2022	Regulation Crowdfunding	Priced Round	$357,700	General operations
6/2023	Section 4(a)(2)	Common stock	$30,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kathleen Paris
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	12/31/20
Interest rate	0.0% per annum
Discount rate	10.0%
Maturity date	05/31/29
Converted	Yes
Valuation cap	$26,000,000.00
Relationship	Family

Name	Stephen Paris
Amount Invested	$191,388.00
Transaction type	Loan
Issue date	12/31/22
Outstanding principal plus interest	$191,388.00 as of 08/14/23
Interest rate	0.0% per annum
Maturity date	12/31/29
Relationship	Officer

Name	Stephen Paris
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	03/30/23
Outstanding principal plus interest	$25,000.00 as of 08/14/23
Interest rate	0.0% per annum
Maturity date	12/31/28
Current with payments	Yes
Relationship	Officer

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss

involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Giving everyday fans a chance to own a piece of a European soccer club

Fans are the lifeblood of any entertainment business. Typically, only the ultra-wealthy have access to an Owner experience - Insider access, operational influence and the opportunity to profit when things go well. Through crowdfunding and a commitment to the fans, we can offer a unique Fan Owner Experience to everyday fans.

Fan Owned Club brings fan ownership to the United States, starting with our first club, FC Pinzgau Saalfelden. In exchange for their support of the team, Fan Owned Club will offer a unique experience to soccer fans, in addition to pride and bragging rights.

Our playbook has turned around a struggling, unprofitable Club, that was virtually unknown outside its local area. Now we are vying for promotion and have fans in 42 states and eight countries. Our approach is working, and we are well on our way to building out a complete and sustainable Club. Next we scale by creating a platform to enhance the Fan Owner Experience and add scale by partnering with or acquiring other Clubs willing to give fans a voice.

Milestones

Fan Owned Club, Inc. was incorporated in the State of Delaware in March 2019.

Since then, we have:

- 🆙 Join almost 500 others who have already invested in ownership of a professional soccer club
- ⚽ Unprecedented access to participation in and influence of key operational and strategic decisions
- 🆙 Wouldn't it be cool to say "yeah, I own part of a European Soccer Club"? You can be that cool
- ⚽ Participate in a one-of-its-kind ownership opportunity take part in our promotion goals
- 🆙 Own a club who's roster has included players from MLS, USL and International Clubs
- ⚽ Opportunities to visit beautiful Austria while planning trips to watch YOUR club play
- 🆙 Connect with other fellow owners of YOUR club and build community through the beautiful game

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $10,379 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was 64.67% in fiscal year 2022, compared to % in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,919,749, including $33,618 in cash. As of December 31, 2021, the Company had $2,023,393 in total assets, including $30,432 in cash.
- *Net Loss*. The Company has had net losses of $329,814 and net losses of $260,614 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $1,040,861 for the fiscal year ended December 31, 2022 and $910,351 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $220,000 in debt, $479,500 in equity, and $305,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Fan Owned Club, Inc. cash in hand is $11,498.44, as of August 2023. Over the last three months, revenues have averaged $516/month, cost of goods sold has

averaged $14/month, and operational expenses have averaged $24,805/month, for an average burn rate of $24,303 per month. Our intent is to be profitable in 12 months.

Since December 31, 2020, FOC has reduced the rate of investment in its principal affiliate, Austrian Football Club Pinzgau Saalfelden GmbH ("FCPS"). Management expects this rate to increase as FCPS pursues promotion and FOC raises further funds to invest.

Since our founding in 2019 our operations and finances have been primarily focused on the FC Pinzgau Saalfelden (FCPS) mens team. This focus helped us turn an unprofitable relegation zone team into a breakeven (club level) playoff contender. This was driven by significant increases in match attendance, local sponsorship, partnership deals that brought in more international friendlies and the addition of youth camps and clinics.

With these successes, it became clear that there was untapped potential to drive significant franchise value by creating a more complete, well-rounded club. At the same time, recognizing the strength of our Fan Owner base, the reputation, and relationships that we had established, especially in the United States, we identified several opportunities to generate revenue streams outside of FCPS and Austria. Therefore, in the 2H of 2022, we started to execute a pivot with three key strategies:

1) Build a strong, sustainable FC Pinzgau Saalfelden >>> increase terminal value.
Build the womens program into a regional powerhouse (Project Ascend).
Develop the region's first Youth Academy.
Sustain a competitive mens program in restructured third division.

2) Productize the Fan Owner Experience (FOX) >>> drive scalability and monetization.
Improve and better define the current FOX.
Fund and develop a multi-team MVP FOX platform.

3) Drive scale by partnering with more Clubs >>> transform to SaaS model driven by subscriptions.
Identify funding and targets for the next club partnership.
Build a multi-sport pipeline of interest for beta launch of FOX platform

The work begun in late 2022 has started to show tangible results behind this three part strategy with selected highlights below.

Build a strong, sustainable FC Pinzgau Saalfelden.
In the spring of 2023, we launched Project Ascend, bringing in six US athletes and a new coach that led us to the league title and promotion to the 2nd division. We will again invest in 2023-24 season as we grow both the local player pool and funding sources, including sponsorship, matchday and government funding. We expect the program to be self-sustaining within three years and cash flow positive at the first division level.

In March of 2023, the Austrian Football Federation awarded FCPS a license to start a Youth Academy after a lengthy application process that included identifying multiple education partner and local funding sources. Our academy program starts August of 2023 with two boys teams and will expand to include girls teams in 2024.

Our men's team qualified for the playoffs and earned a spot in a restructured 3rd division that reduced the teams by more than 50%. After four matches in the new 16 team league, FCPS is near the top of the table in second.

Productize the Fan Owner Experience (FOX).
In 2023 we have launched several improvements to current FOX including community chat channels, an expanded merchandise selection, increased polling, and live streaming home matches for both the men and the women. We have also partnered with a third party to develop a product roadmap, funding strategy and initial wireframes for the beta FOX platform.
Drive scale by partnering with more Clubs.

Working with an outside investor, we identified multiple target clubs and facilitated the successful completion of his purchase of a football club. We are currently working to translate an agreement in principle to provide the Fan Owner Experience to this club into a firm contract, with an announcement expected in September 2023. Current expectations are that the partnership will include equity in the club and multiple recurring revenue streams through provision of the Fan Owner Experience and other services starting in 2024.
In addition, we have had preliminary conversation with and expressions of interest with multiple clubs across sports in both Europe and the US.

Other
In late spring of 2023, we concluded a successful virtual coaching development pilot with Shenandoah Valley United and are in active and developing conversations with several other organizations to launch this program, which is cash flow positive while also helping us penetrate and build new relationships in the US soccer market.

The fall season ends in early November and resumes in March, and therefore winter months are lower revenue and expense with lower need for content generation including match streaming. We also have flexibility in terms of our contribution to FCPS as well as other operational elements, which will vary based on available capital and the competitive situation, in particular, whether or not the men's team qualifies for the spring promotion round (top 2 teams). Given our 4th place standing with 5 matches to play, we are currently assuming that will not qualify. And therefore our expectations over the next 6 months include an average monthly outlay of $13,450. This is slightly higher than current due to planned expenditures related to a key management team member relocating to Austria. We still consider Fan Owned Club to be pre-revenue but expect some contribution from merchandise sales and partnerships, expected to be less than $10,000 in the next 4 months. This also could increase greatly based upon the success of the men's team in the fall campaign and the status of current and potential discussions related to two emerging partnerships indicated in our financial narrative. Expenses are expected to be $99,869, excluding cost of investor perks related to Wefunder raise.

Currently we expect to breakeven in early 2024 and will need to raise $1.2 million to reach this point.

We expect to reach breakeven in late 2024 and profitability in the 1H of 2025 based on the development and launch of the FOX platform and partnership with three clubs. We anticipate finalizing a contract with our second club in September of 2023.

In Austria, we are pursuing local sponsorship opportunities for womens program for the first time, as well as increasing local promotion and marketing to drive matchday and event revenue. We have identified over $100K in government grants that would become available in the 1H of 2024 if our applications are successful. In Spring of 2024 we plan to launch a local (Austria) annual membership program that will pair with our international Fan Ownership program. New merchandise partnerships along with an expanded Fan Owner base will also generate increased revenues. In addition, we are pursuing direct investment for our FOX platform build, credit facilities and have access to related party loans.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and

other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Steve Paris , certify that:

(1) the financial statements of Fan Owned Club, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Fan Owned Club, Inc. included in this Form reflects accurately the information reported on the tax return for Fan Owned Club, Inc. filed for the most recently completed fiscal year.

Steve Paris
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.FanOwnedClub.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andy Williams
- David Crouch
- David Herman
- Gerald (Trey) Fitz-Gerald III
- Ken Neal
- Steve Paris

Appendix E: Supporting Documents

- ttw_communications_96023_182846.pdf

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Fan Owned Club Subscription Agreement 2021

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Andy Williams
- David Crouch
- David Herman
- Gerald (Trey) Fitz-Gerald III
- Ken Neal
- Steve Paris

Appendix E: Supporting Documents

- ttw_communications_96023_182846.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fan Owned Club, Inc.

By

Steve Paris

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Herman
CMO
9/12/2023

Kenneth E Neal
Co-Managing Director
9/11/2023

David Crouch
Advisor
9/11/2023

Steve Paris
Founder
9/11/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.